SS 2/6/07
AB 2/27/06

SECURITIE[S] 06001839

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SEC MAIL PROCESSING RECEIVED JAN 27 2006 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2004 (MM/DD/YY) AND ENDING 11/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITICORP FINANCIAL SERVICES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CITIBANK DRIVE
(No. and Street)

SAN JUAN (City) P.R. (State) 00926-9631 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos Barquet, President (787) 756-4900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

American International Plaza, 250 Munoz Rivera Avenue, 11th Floor, Hato Rey, PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______CARLOS BARQUET____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________CITICORP FINANCIAL SERVICES CORPORATION____, as of ______November 30_________________________________, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________NONE____

Signature

______President______________________
Title

Notary Public

JENNIFER BRAIN
MY COMMISSION # DD 262428
EXPIRES: October 28, 2007
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Independent Auditors' Report

The Board of Directors
Citicorp Financial Services Corporation:

We have audited the accompanying statements of financial condition of Citicorp Financial Services Corporation (the Corporation) (a wholly owned subsidiary of Citigroup Participation Luxembourg Limited, formerly a wholly owned subsidiary of Citibank Overseas Investment Corporation) as of November 30, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Corporation is an operating unit of Citigroup, Inc. and, consequently, in the normal course of business will make transactions and maintain balances with its parent company, affiliated companies, and other units of Citigroup, Inc. Significant transactions with related parties have been disclosed in note 3 to the accompanying financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citicorp Financial Services Corporation as of November 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 20, 2006

Stamp No. 2058513 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Financial Condition

November 30, 2005 and 2004

Assets		**2005**	**2004**
Cash (note 3)	$	3,956,226	6,344,379
Deposits at interest (note 3)		2,600,000	140,000,000
Marketable securities owned (note 4)		9,295,944	9,036,271
Commissions earned not collected (note 3)		6,048,378	5,914,670
Other assets		551,082	317,702
	$	22,451,630	161,613,022
Liabilities and Stockholder's Equity			
Liabilities:			
Due to affiliates (note 3)	$	2,349,905	2,485,567
Accrued expenses and other liabilities		174,468	208,515
Total liabilities		2,524,373	2,694,082
Stockholder's equity (note 6):			
Common stock of $100 par value. Authorized 10,000 shares; issued and outstanding 10 shares		1,000	1,000
Contributed capital		5,000,000	5,000,000
Retained earnings		14,926,257	153,917,940
Total stockholder's equity		19,927,257	158,918,940
	$	22,451,630	161,613,022

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Operations

Years ended November 30, 2005 and 2004

		2005	2004
Revenue:			
Commissions (note 3)	$	64,327,254	73,039,479
Net unrealized investment gain (loss)		2,755	(714)
Interest income		4,869,956	1,584,661
Total revenue		69,199,965	74,623,426
Expenses:			
Management and processing fees charged by affiliates (note 3)		23,025,540	19,459,925
Execution and clearing fees		2,899,089	3,418,850
Other operating expenses (note 3)		4,267,019	5,131,175
Total expenses		30,191,648	28,009,950
Income before income tax expense		39,008,317	46,613,476
Income tax expense (note 5)		—	16,153
Net income	$	39,008,317	46,597,323

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Changes in Stockholder's Equity

Years ended November 30, 2005 and 2004

		Common stock	Contributed capital	Retained earnings	Total stockholder's equity
Balances, November 30, 2003	$	1,000	5,000,000	107,320,617	112,321,617
Net income for the year		—	—	46,597,323	46,597,323
Balances, November 30, 2004		1,000	5,000,000	153,917,940	158,918,940
Net income for the year		—	—	39,008,317	39,008,317
Dividends remitted to parent company		—	—	(178,000,000)	(178,000,000)
Balances, November 30, 2005	$	1,000	5,000,000	14,926,257	19,927,257

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION

(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Cash Flows

Years ended November 30, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	39,008,317	46,597,323
Adjustment to reconcile net income to net cash provided by operating activities:			
Decrease (increase) in assets:			
Marketable securities owned		(259,673)	8,998,154
Commissions earned not collected		(133,708)	(1,154,002)
Other assets		(233,380)	(89,810)
Increase (decrease) in liabilities:			
Due to affiliates		(135,662)	52,079
Accrued expenses and other liabilities		(34,047)	2,249
Net cash provided by operating activities		38,211,847	54,405,993
Net cash used in investing activities – net decrease (increase) in deposits at interest with related party		137,400,000	(53,759,000)
Net cash used in financing activities – dividends remitted to parent company		(178,000,000)	—
Net increase (decrease) in cash		(2,388,153)	646,993
Cash, beginning of year		6,344,379	5,697,386
Cash, end of year	$	3,956,226	6,344,379
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Income tax	$	—	16,153

See accompanying notes to financial statements.

(1) Nature of Operations and Significant Accounting Policies

Nature of Operations

Citicorp Financial Services Corporation (the Corporation), a wholly owned subsidiary of Citigroup Participation Luxembourg Limited, formerly a wholly owned subsidiary of Citibank Overseas Investment Corporation (COIC), was incorporated in 1970 under the laws of the Commonwealth of Puerto Rico to provide investment banking services. In August 1986, the Corporation obtained a license to operate as a broker-dealer duly registered with the office of the Commissioner of Financial Institutions of Puerto Rico. In July 1990, the Corporation received authorization to engage in the general securities business. As a result, in June 1992, operations were expanded to cover retail brokerage. During 1997, the Corporation introduced retail brokerage services in various Latin American countries. During 2003, the Corporation ceased its institutional brokerage operations to customers in Puerto Rico.

On February 4, 1999, the Corporation obtained from the Commissioner of Financial Institutions of Puerto Rico a license to operate an International Banking Entity, Citicorp Financial Services Corporation International Division (the International Division). The International Division is managed as a unit of the Corporation and its operations started on March 1, 1999. The International Division is exempt from Puerto Rico income taxes as well as property and volume of business taxes as long as it operates under the International Banking Center Regulatory Act of 1989 (note 2).

The Corporation's operations during the years ended November 30, 2005 and 2004 consisted mainly of securities brokerage transactions through its International Division and the sale of annuities to customers outside Puerto Rico, as authorized by the Commissioner of Insurance of Puerto Rico.

Significant Accounting Policies

(a) Basis of Presentation

The financial statements of the Corporation are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the U.S. Securities and Exchange Commission, and the National Association of Securities Dealers, and comprise the accounts of all divisions of the Corporation, including its International Division.

Management of the Corporation has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

(b) Marketable Securities Owned

Marketable securities owned are valued at fair market value with the related unrealized gain or loss recognized in the statements of operations as net unrealized investment gain (loss). Securities transactions are recorded on a trade-date basis.

(Continued)

(c) ***Customer Securities***

Customer securities transactions and related commission income and expenses are recorded on a trade-date basis.

(d) ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) ***Estimated Fair Value of Financial Instruments***

All financial assets and liabilities are short term in nature and, consequently, carrying value approximates fair value.

(f) ***Concentrations of Credit Risk***

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

(2) International Division

The Corporation operates an International Division, which is exempt from Puerto Rico income tax, as well as property and volume of business taxes. The International Division is managed as a unit of the Corporation. As described in note 1, the accounts of the International Division are combined with other divisions of the Corporation in the accompanying financial statements. Selected financial information of the International Division follows:

		2005	2004
Cash	$	3,956,226	6,344,379
Deposit at interest		2,600,000	140,000,000
Marketable securities owned		9,295,944	9,036,271
Total assets		22,451,630	161,613,022
Total liabilities		2,524,373	2,694,082
Commission revenue		64,327,254	73,039,479
Management and processing fees expenses		23,039,337	19,459,925
Net earnings		39,008,317	46,613,476

(Continued)

During the year ended November 30, 2005, all of the Corporation's operations consisted of securities brokerage transactions through its International Division.

(3) Related Parties

Cash consists of noninterest-bearing deposits with Citibank, N.A. – Puerto Rico Branches (the Branches).

The Corporation maintains a deposit at interest with a Citibank affiliate amounting to $2,000,000 and $139,400,000 as of November 30, 2005 and 2004, respectively. Interest income on this deposit amounted to $4,539,168 and $1,394,037 in 2005 and 2004, respectively.

Commissions earned not collected and commissions revenue as of and for the years ended November 30, 2005 and 2004 include $416,370 and $2,492,715 and $670,388 and $1,900,192, respectively, from SBGH-Citigroup Asset Management, a related party.

The Corporation engages in retail brokerage services in various countries in Latin America. As a result, the Corporation has entered into service agreements with the branches of Citibank, N.A and other affiliates in these countries, whereby these related entities perform certain services and incur certain expenses on behalf of the Corporation. These related entities in Latin America charged the Corporation estimated costs and related management fees amounting to approximately $9,761,000 and $7,509,000 for the years ended November 30, 2005 and 2004, respectively (including management fees, which amounted to approximately $887,000 in 2005 and $682,000 in 2004).

The Corporation maintains a service contract with Citibank, N.A. in Puerto Rico, whereby the Branches perform certain services and incur certain expenses on behalf of the Corporation. The Branches charged the Corporation estimated costs and related management fees amounting to approximately $13,132,000 and $11,829,000 for the years ended November 30, 2005 and 2004, respectively (including management fees, which amounted to approximately $1,194,000 in 2005 and $1,075,000 for 2004).

Effective November 2, 2005, the Corporation went through a conversion from Fiserv Securities, Inc., a clearing firm, to Correspondent Clearing Services, Inc. (CCS), a division of Citigroup Global Markets Inc., a related entity, for them to act as their clearing agent. As a result, during the year 2005, total fees charged by CCS for these services amounted to approximately $158,000, included within execution and clearing fees in the statements of operations.

The Company contracted an affiliated entity to perform the due diligence function related to the review of mutual funds and their advertising and sales literature to help assure compliance with applicable rules and regulations. Total fees charged for these services amounted to $133,000 and $122,000 in 2005 and 2004, respectively.

Head office charges from Citigroup, Inc. for administrative support services amounted to $1,055,000 and $3,184,000 in 2005 and 2004, respectively, included within other operating expenses in the statements of operations.

(4) Marketable Securities Owned

Marketable securities owned carried at quoted market values consist of obligations of U.S. government amounting to $9,295,944 and $9,036,271 at November 30, 2005 and 2004, respectively.

(5) Income Tax

The Corporation is subject to Puerto Rico income tax imposed on its taxable income. The following represents a reconciliation between "expected" (39%) and actual income tax expense:

		2005	2004
Computed "expected" income tax expense on income from continuing operations	$	15,213,244	18,179,256
Increase (reduction) in income taxes resulting from:			
International Division, net (notes 1 and 2)		(15,213,244)	(18,179,256)
Other, net		—	16,153
Income tax expense	$	—	16,153

(6) Net Capital and Reserve Requirements

The Corporation is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 1,000%. At November 30, 2005, the Corporation had net capital of $12,584,008, which was $12,334,008 in excess of its required net capital of $250,000. The Corporation's net capital ratio at November 30, 2005 was 20%.

Broker dealers under Rule 15c3-3 of the Securities Exchange Act of 1934, are required to maintain a minimum reserve of the excess of total customer credit balances over total customer debit balances, as defined. The Corporation is exempt from this Rule, since it clears all customers' transactions through another broker-dealer on a fully disclosed basis.

(7) Subsequent event

Effective November 2, 2005, the Corporation changed its clearing agent from Fiserv Securities to Correspondent Clearing Services, Inc. (CCS), a division of Citigroup Global Markets Inc., a related entity. As a result of stricter Internal Revenue Services (IRS) documentation requirements on the eligibility of the nonwithholding status of foreign customers, the Corporation, through its new clearing affiliated agent, began performing compliance tests against the IRS own testing program, which tests began to fail. As a result, the Corporation made the proper and timely tax withholdings from payments to customers, where the compliance tests had failed. During early January 2006, management adopted and approved the voluntary position of reimbursing such tax withholdings to customers meeting certain specified criteria.

As of the date of the accompanying financial statements management estimates that the reimbursements referred to above will approximate $270,000. No such amount has been accrued as of November 30, 2005 since the commitment to and approval of the reimbursement position took place after November 30, 2005. Such reimbursements will be recognized upon payments actually made in the subsequent period.

Management has begun a process of curing the aforementioned noncompliance to the extent that future failure to the IRS documentation requirements is not expected to recur.

KPMG

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Supplemental Report on Internal Controls

The Board of Directors
Citicorp Financial Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Citicorp Financial Services Corporation (the Corporation) for the year ended November 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

In addition, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at November 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 20, 2006

Stamp No. 2058518 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Net Capital and Aggregate Indebtedness

November 30, 2005

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Citicorp Financial Services Corporation as of November 30, 2005

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 19,927,257	3480
2.	Deduct: Ownership equity not allowable for net capital						3490
3.	Total ownership equity qualified for net capital					19,927,257	3500
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
	B. Other (deductions) or allowable credits (List)						3525
5.	Total capital and subordinated liabilities					$ 19,927,257	3530
6.	Deductions and/or charges:						
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)			$ 3,951,933	3540		
	1. Additional charges for customers' and noncustomers' securities accounts				3550		
	2. Additional charges for customers' and noncustomers' commodities accounts				3560		
	B. Aged fail-to-deliver				3570		
	1. Number of items		3450				
	C. Aged short security differences-less reserve of	$	3460		3580		
	number of items		3470				
	D. Secured demand note deficiency				3590		
	E. Commodity futures contracts and spot commodities proprietary charges				3600		
	F. Other deductions and/or charges			1,391,316	3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7), and (c)(2)(x)				3615		
	H. Total deductions and/or charges					(5,343,249)	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net capital before haircuts on securities positions					$ 14,584,008	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
	A. Contractual securities commitments				3660		
	B. Subordinated securities borrowings				3670		
	C. Trading and investment securities:						
	1. Bankers' acceptances, certificates of deposit, and commercial paper			2,000,000	3680		
	2. U.S. and Canadian government obligations				3690		
	3. State and municipal government obligations				3700		
	4. Corporate obligations				3710		
	5. Stocks and warrants				3720		
	6. Options				3730		
	7. Arbitrage				3732		
	8. Other securities				3734		
	D. Undue concentration				3650		
	E. Other (List)				3736	(2,000,000)	3740
10.	Net capital					$ 12,584,008	3750

The above computation of net capital does not differ materially from the computation of net capital as of November 30, 2005 as filed on Form X-17A-5 Part II by Citicorp Financial Services Corporation.

(Continued)

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Net Capital and Aggregate Indebtedness

November 30, 2005

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Citicorp Financial Services Corporation as of November 30, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$	168,292	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	250,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$	250,000	3760
14.	Excess net capital (line 10 less 13)			$	12,334,008	3770
15.	Excess capital at 1,000% (line 10 less 10% of line 19)			$	12,331,570	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	2,524,373	3790
17.	Add:					
	A. Drafts for immediate credit	$	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
	C. Other unrecorded amounts (List)	$	3820	$		3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$		3838
19.	Total aggregate indebtedness			$	2,524,373	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line10)			%	20.06%	3850
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 ÷ line 10 less Item 4880 page 11)			%	20.06%	3853

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25.	Excess net capital (line 10 less 24)	$	N/A	3910
26.	Percentage of net capital to Aggregate Debits (line 10 ÷ by line 17, page 8)	%	N/A	3851
27.	Percentage of net capital after anticipated withdrawals to aggregate debits (line 10 less Item 4880, page 11 ÷ by line 17, page 8)	%	N/A	3854
28.	Net capital in excess of: 5% of combined aggregate debit items or $100,000	$	N/A	3920

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	N/A	3860
30.	Options deductions/Net Capital ratio (1,000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7), and (c)(2)(x) ÷ Net capital	%	N/A	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

The above computation of net capital does not differ materially from the computation of net capital as of November 30, 2005 as filed on Form X-17A-5 Part II by Citicorp Financial Services Corporation.